Exhibit 99.1

December 17, 2009

Pure Nickel Inc. is hereby filing a News Release that the Company issued on April 1st 2009, entitled “Pure Nickel reports results for the three months ended February 28th, 2009”.  This News Release was inadvertently not filed on SEDAR after issuance. The Company apologizes for the confusion and has filed it herewith.

“Lisa Buchan”
Lisa Buchan, Corporate Secretary

Pure Nickel Inc.
95 Wellington St. W., Suite 900 Toronto, Ontario Canada  M5J 2N7
T:  (416) 644-0001  F:  (416) 644-0069  W:  purenickel.com

Pure Nickel Inc.
95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0001 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: Total shares outstanding: Fully diluted: 52-week trading range:	NIC (TSX), PNCKF (OTC BB) 67.7 million 75.5 million $0.025 - $0.34

– NEWS RELEASE  –

Pure Nickel reports results for the three months ended February 28, 2009

First quarter results

Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) reported its results for the three months ended February 28, 2009.  The company reported that it held $7,273,085 of cash and cash equivalents at February 28, 2009, compared with $7,700,559 at November 30, 2008, and reported a net loss of $352,632 for the first fiscal quarter of 2009, compared to a net loss of $412,005 for the first quarter of 2008. Pure Nickel’s consolidated financial statements for the quarter and the accompanying management discussion and analysis are available on the company’s website at www.purenickel.com, on EDGAR at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.  (All dollar amounts herein are in Canadian funds unless otherwise indicated.)

Q1 operating highlights

During the first fiscal quarter, Pure Nickel planned and commenced negotiation of the initial contracts for its MAN Alaska property 2009 exploration program including drill, helicopter and drill camp support activities.  The drilling is scheduled to start in June 2009.  More details regarding the exploration program will be released in the coming months.

The Japanese conglomerate ITOCHU, the company’s option partner, has reimbursed Pure Nickel for expenditures incurred last year and those budgeted for the first quarter of 2009 at MAN. Under the terms of the agreement ITOCHU is firmly committed to funding this year’s exploration activity to a combined maximum of US$6.5 million for 2008 and 2009. On an ongoing basis, exploration activity will be funded through 2014 to a total of US$40 million subject to ITOCHU exercising its option to continue at the end of 2009 and 2013.

Options granted

Pure Nickel announced that its board of directors granted an aggregate of 500,000 stock options to its non-management directors.  The options have an exercise price of $0.065, a term of three years and are subject to the terms and conditions of the company’s Stock Option Plan.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of advanced nickel sulphide and PGE (Platinum Group Element) projects in Canada and Alaska.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties.  Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward looking statements that involve various risks.  The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements.  Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email:  info@purenickel.com
Website: www.purenickel.com